UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Concert Pharmaceuticals, Inc.

(Name of Subject Company)

Concert Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

206022105

(CUSIP Number of Class of Securities)

Roger D. Tung, Ph.D.

Concert Pharmaceuticals, Inc.

President & Chief Executive Officer

65 Hayden Avenue

Suite 3000N

Lexington, Massachusetts 02421

(781) 860-0045

With copies to:

John M. Mutkoski, Esq.

Andrew H. Goodman, Esq.

Tevia K. Pollard, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Concert Pharmaceuticals, Inc., a Delaware corporation (“Concert” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2023, relating to the tender offer by Foliage Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“Sun Pharma”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Concert for a purchase price of (i) $8.00 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one CVR per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Sun Pharma and Purchaser with the SEC on February 2, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Sun Pharma and Purchaser with the SEC on February 2, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. Concert believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Concert wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Certain Financial Projections” is hereby amended and supplemented by replacing the second full paragraph on page 39 of the Schedule 14D-9 in its entirety with the following:

In addition, at the direction of Concert management, MTS Health Partners calculated Concert’s future cash needs and utilized risk unadjusted unlevered free cash flows for the fourth quarter of fiscal year 2022 through the second quarter of fiscal year 2026 in its ~~discounted cash flow analysis~~ calculation of future cash needs for the Capital Raise (as defined in the section titled “—Opinion of Concert’s Financial Advisor – Summary of MTS Securities Financial Analysis – Discounted Cash Flow Analysis”), which were calculated solely based on the Base Case Forecasts, the Upside Case Forecasts and the Downside Case Forecasts provided by Concert management and approved for MTS Health Partners’ use by the Concert Board. The following is a summary of the risk unadjusted unlevered free cash flows utilized in the calculation of future cash needs for the Capital Raise, which were calculated as earnings before interest expenses and taxes, less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Base Case Forecasts, the Upside Case Forecasts and the Downside Case Forecasts, as applicable, or other projected financial information provided by Concert management. For purposes of calculating the future cash needs, MTS Health Partners included the following key assumptions as to which there can be no assurance: (1) that the launch of deuruxolitinib would occur in the second quarter of fiscal year 2024; ~~and~~ (2) a $20 million minimum cash balance; and (3) that Concert would have a cash balance of $150 million as of September 30, 2022, less approximately $35 million of projected cash burn over the fourth quarter of fiscal year 2022 per Concert management. The calculation of future cash needs does not take into account the effect of any additional financings.

The disclosure under the heading “Certain Financial Projections” is hereby amended and supplemented by adding the following after the table on page 40 of the Schedule 14D-9:

In addition, at the direction of Concert management, MTS Health Partners utilized risk-adjusted unlevered free cash flows for fiscal years 2023 through 2045 in its discounted cash flow analysis, which were calculated solely based on the Risk-Adjusted Base Case Forecasts, the Risk-Adjusted Upside Case Forecasts and the Risk-Adjusted Downside Case Forecasts provided by Concert management and approved for MTS Health Partners’ use by the Concert Board. The following is a summary of the risk-adjusted unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, based on the Risk-Adjusted Base Case Forecasts, the Risk-Adjusted Upside Case Forecasts, the Risk-Adjusted Downside Case Forecasts, or other projected financial information provided by Concert management.

Base Case
(in millions)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Risk-Adjusted Unlevered FCF	($150)	($162)	($137)	($56)	$86	$166	$234	$264	$262	$270	$305	$334

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Risk-Adjusted Unlevered FCF		$353	$364	$381	$368	$324	$265	$196	$144	$108	$71	$27

Upside Case
(in millions)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Risk-Adjusted Unlevered FCF	($150)	($161)	($115)	$4	$180	$272	$348	$304	$341	$389	$432	$468

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Risk-Adjusted Unlevered FCF		$493	$512	$538	$530	$479	$413	$340	$233	$148	$105	$70

Downside Case
(in millions)	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Risk-Adjusted Unlevered FCF	($150)	($163)	($137)	($77)	$39	$107	$169	$191	$216	$246	$224	$246

		2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
Risk-Adjusted Unlevered FCF		$258	$264	$277	$263	$227	$173	$133	$108	$78	$40	$11

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 57 of the Schedule 14D-9:

Legal Proceedings Related to the Offer and the Merger.

In connection with the Merger Agreement, six complaints have been filed by purported Concert stockholders as individual actions in United States District Courts against Concert and Concert’s directors. Five complaints have been filed in the United States District Court for the Southern District of New York and are captioned O’Dell v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-948 (filed February 3, 2023), Wang v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-973 (filed February 6, 2023), Jones v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-1018 (filed February 7, 2023), Halberstam v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-1131 (filed February 9, 2023), and Wilson v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-1200 (filed February 13, 2023). One complaint has been filed in the United States District Court for the District of Delaware and is captioned Ballard v. Concert Pharmaceuticals, Inc. et al., No. 1:23-cv-151 (filed February 10, 2023). The foregoing complaints are referred to as the “Merger Actions.” The Merger Actions allege that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Transactions contemplated by the Merger Agreement, (ii) rescissory damages or rescission in the event that the Transactions contemplated by the Merger Agreement have already been consummated, (iii) damages, (iv) an order that the Company’s directors file an amended Schedule 14D-9, and (v) plaintiff’s attorneys’ and experts’ fees and expenses.

Concert has also received demand letters and a draft complaint from purported Concert stockholders requesting that Concert provide additional disclosures in connection with the Transactions, as well as one demand made under Section 220 of the DGCL for books and records related to the Merger and the Schedule 14D-9 (collectively, the

“Demands”). The Company believes that the claims asserted in the Merger Actions and the Demands are without merit and intends to defend vigorously against such claims. Additional lawsuits may be filed against the Company, the Concert Board, the Purchaser and/or the Surviving Corporation, and additional demands may be received, in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or additional similar demand letters are received, absent new or significantly different allegations, none of Sun Pharma, Purchaser or Concert will necessarily disclose such additional filings or letters.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2023

CONCERT PHARMACEUTICALS, INC.

By:	/s/ Roger D. Tung, Ph.D.
	Name:	Roger D. Tung, Ph.D.
	Title:	President and Chief Executive Officer